Exhibit 1

April 20, 2020

To:	Strategic Committee
Mel Riggs, Chairman of the Strategic Committee
Greg Renwick
Charles Campise

cc:	Tabitha Bailey, General Counsel

Gentlemen:

The undersigned collectively represent approximately eighty percent (80%) of the outstanding Series A Preferred Shares (the “Preferred Shareholder Group”) of TransAtlantic Petroleum Ltd. (“Company”).  The Preferred Shareholder Group is pleased to submit this letter of intent (The “Letter of Intent”), for a proposed transaction whereby a subsidiary of a new entity to be formed by the Preferred Shareholder Group (“Buyer”), would acquire one hundred percent (100%) of the outstanding common shares of the Company.

The following are our terms for the proposed transaction:

1.General.   This letter, including the attached term sheet (the “Term Sheet”), sets forth the general terms of a proposed acquisition (the “Acquisition”) by Buyer of all of the common equity securities of Company. The definitive form of the Acquisition, including its structure, will be determined by the Preferred Shareholder Group in consultation with Company and both parties’ tax, regulatory and business advisors.

2.Non-Binding.   Neither this Letter of Intent nor the Term Sheet is intended to be binding on the Preferred Shareholder Group, Buyer or Company, except for the respective obligations of the parties in paragraphs 3 through 11 of this Letter of Intent (the “Binding Provisions”), and will be superseded in their entirety upon the execution of mutually agreed upon transaction documents (the “Transaction Documents”).  No party hereto shall be under any legal obligation (except as expressly set forth in the Binding Provisions) with respect to the Acquisition, including that no party shall be under any obligation to continue discussions or negotiations about, to enter into any definitive written agreement for, or to consummate the Acquisition or any other transaction by virtue of this Letter of Intent, the Term Sheet or any other written or oral expression with respect thereto. All obligations or commitments to proceed with the Acquisition shall be contained only in the Transaction Documents.

3.Due Diligence.   After the execution of this Letter of Intent and pending the preparation and execution of Transaction Documents and thereafter until the closing of the proposed Acquisition, Company will give Buyer and its representatives and advisors (including its investors and financing sources and their respective representatives and advisors) access during normal business hours, upon reasonable advance notice and in a manner to be reasonably agreed upon to: (i) Company’s and its subsidiaries’ facilities; (ii) the key management personnel of Company; and (iii) all accounting, financial and other records applicable to Company and its subsidiaries, and

16803 DALLAS PARKWAY   |   ADDISON, TX 75001   |   P.O. BOX 1989   |  972.590.9900

Company will furnish Buyer all such information with respect to the business and affairs of Company and its subsidiaries as Buyer may reasonably request.

4.Exclusivity.   In order to induce the Preferred Shareholder Group to complete its due diligence review of Company, negotiate the Transaction Documents and incur the costs and expenses associated therewith, Company agrees that, except with respect to the proposed Acquisition with the Buyer, neither Company nor any other person or entity acting on behalf of Company or any of its subsidiaries (or any affiliate thereof) will, prior to the Termination Date (defined below), directly or indirectly, (a) solicit, initiate, encourage or entertain any proposals or offers from, or conduct any negotiations, discussions or exchange information with, any other person or entity with respect to (i) the sale of Company or any of its subsidiaries, (ii) the issuance of any equity or debt securities of Company (or any subsidiaries thereof) (other than issuances of securities pursuant to the vesting, exercise or conversion of options, restricted stock, other equity or compensation awards or preferred shares, in each case, outstanding as of the date hereof), (iii) the sale of any assets of Company or any its subsidiaries outside of the ordinary course of its business, or (iv) any merger, joint venture or other disposition or transfer of control of all or any portion of Company or any of its subsidiaries or any of their respective businesses (each, an “Acquisition Transaction”), (b) have or continue discussions (other than to respond that no discussions are permitted) or participate in any negotiations regarding any potential Acquisition Transaction, (c) furnish any information to any person or entity who has approached Company or any of its subsidiaries, or who has made any proposal, offer, inquiry or other communication, regarding a potential Acquisition Transaction or otherwise for the purpose of assisting any person or entity in evaluating a potential Acquisition Transaction, (d) execute, sign, deliver or enter into any agreement, letter of intent, term sheet or indication of interest (whether written or oral) with respect to an Acquisition Transaction, or (e) facilitate in any manner any effort or attempt by any person or entity to do or seek any of the foregoing. If, during such period, Company or any of its subsidiaries is approached by or receives any offer, inquiry or other communication from any third party regarding any of the aforementioned types of transactions or activities, Company shall inform the Preferred Shareholder Group immediately and provide the Preferred Shareholder Group such information as it may request pertaining to any such offer, inquiry or other communication.

This Letter of Intent will automatically terminate and be of no further force or effect upon the earlier of (such date and time, the “Termination Date”): (i) 5:00 PM Central Standard Time on April 30, 2020, (ii) the execution of the Transaction Documents, (iii) the mutual written agreement of the Preferred Shareholder Group and Company or (iv) the decision by the Preferred Shareholder Group to terminate, at its sole discretion, this letter and the negotiations relating thereto.

5.Publicity.   Any and all announcements and publicity releases which relate to the acquisition contemplated hereby shall be subject to the parties’ mutual approval, unless otherwise required of Company by law (including pursuant to the federal securities laws), in which event Company shall give the Preferred Shareholder Group reasonable prior notice and permit the Preferred Shareholder Group to comment upon such announcement or release.

6.Expenses. Other than as contemplated by paragraph 7 of this Letter of Intent, each party shall bear its own expenses in connection with the negotiation of this Letter of Intent and the transactions contemplated hereby and thereby.

16803 DALLAS PARKWAY   |   ADDISON, TX 75001   |   P.O. BOX 1989   |  972.590.9900

7.Required Approvals.  If the Preferred Shareholder Group and Company mutually agree to seek governmental or regulatory approval of the Acquisition prior to the execution of Transaction Documents, the parties agree to cooperate with each other and use commercially reasonable efforts to obtain such approvals.  Any filing fees required to be paid in connection with obtaining such governmental or regulatory approvals shall be paid by 50% by the Preferred Shareholder Group and 50% by Company, it being understood that costs associated with mailing, accountants, attorneys, and filing fees associated with any proxy statement, 10-K and 10-Q filings are not considered “filing fees required to be paid in connection with obtaining such governmental or regulatory approvals.”

8.Equitable Relief. It is understood and agreed that money damages may not be a sufficient remedy for any breach of the Binding Provisions by any party hereto and that the parties will be entitled to seek equitable relief, including injunction and specific performance, as a remedy for any such breach. Such remedies will not be deemed to be the exclusive remedies for a breach by a party of the Binding Provisions, but will be in addition to all other remedies available at law or in equity to the non-breaching party.

9.Modification and Amendment.  This Letter of Intent or any of the provisions herein may be modified or waived only by a separate writing signed, in the case of an amendment, by each of the parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective. If any term, provision, covenant or restriction of this Letter of Intent is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Letter of Intent shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby.

10.  Non-Participant Preferred Shareholders.  The Preferred Shareholder Group has extended an invitation to the holders of the remaining approximately twenty percent (20%) of the outstanding Series A Preferred Shares of the Company (the “Non-Participant Preferred Shareholders”) to participate in the Acquisition in an amount equal to their pro rata percentage of total outstanding Series A Preferred Shares of the Company, and is currently in discussions with the Non-Participant Preferred Shareholders regarding same.  If a Non-Participant Preferred Shareholder elects to the participate in the Acquisition, such participation will be on the same terms as the Preferred Shareholder Group, and Company will consent to such participation.

11.Governing Law.   This Letter of Intent shall be governed by and construed in accordance with the laws of the State of Texas without giving effect to any choice or conflict of law provision or rule (whether of the State of Texas or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Texas. All actions, disputes and litigation arising out of or related to this Letter of Intent, including matters connected with its performance, are subject to the exclusive jurisdiction of the federal and state courts of the State of Texas located in Dallas, Texas. Each party hereby irrevocably submits to the personal jurisdiction of such courts and irrevocably waives all objections to such venue, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, dispute or litigation brought in any such court has been brought in an inconvenient forum. EACH OF THE PARTIES KNOWINGLY, VOLUNTARILY AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT,

16803 DALLAS PARKWAY   |   ADDISON, TX 75001   |   P.O. BOX 1989   |  972.590.9900

TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS LETTER OF INTENT OR THE ACTIONS OF ANY PARTY TO THIS LETTER OF INTENT IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT OF THIS LETTER OF INTENT.

If the foregoing is acceptable to you, kindly acknowledge your agreement by executing this Letter of Intent.

[signature page follows]

16803 DALLAS PARKWAY   |   ADDISON, TX 75001   |   P.O. BOX 1989   |  972.590.9900

Sincerely,
THE PREFERRED SHAREHOLDER GROUP
LONGFELLOW ENERGY, LP
By:	Deut 8, LLC, its general partner

By:	/s/ N. Malone Mitchell, 3rd
Name:	N. Malone Mitchell, 3rd
Title:	Manager

DALEA PARTNERS, LP
By:	Dalea Management, LLC, its general partner

By:	/s/ N. Malone Mitchell, 3rd
Name:	N. Malone Mitchell, 3rd
Title:	Manager

ALEXANDRIA NICOLE MITCHELL TRUST 2005

By:	/s/ Barbara A. Pope
Name:	Barbara A. Pope
Title:	Trustee

ELIZABETH LEE MITCHELL TRUST 2005

By:	/s/ Barbara A. Pope
Name:	Barbara A. Pope
Title:	Trustee

16803 DALLAS PARKWAY   |   ADDISON, TX 75001   |   P.O. BOX 1989   |  972.590.9900

NOAH MALONE MITCHELL TRUST 2005

By:	/s/ Barbara A. Pope
Name:	Barbara A. Pope
Title:	Trustee

STEVENSON BRIGGS MITCHELL

By:	/s/ Stevenson Briggs Mitchell
Name:	Stevenson Briggs Mitchell

ACCEPTED AND AGREED:

TRANSATLANTIC PETROLEUM LTD.

By: __________________________________

Title:

16803 DALLAS PARKWAY   |   ADDISON, TX 75001   |   P.O. BOX 1989   |  972.590.9900

TERM SHEET

TERMS PROPOSED FOR THE ACQUISITION

OF

TRANSATLANTIC PETROLEUM LTD.

This Term Sheet summarizes the proposed principal terms of the contemplated Acquisition. Except as specifically set forth in the Letter of Intent to which this Term Sheet is attached, neither the Letter of Intent nor this Term Sheet will constitute a legally binding obligation, and no legally binding obligation will exist until the execution and delivery of definitive Transaction Documents, regardless of any draft agreement or oral understanding between the parties, and there will be no obligation whatsoever based upon principles of parole evidence, extended negotiations, “handshakes,” oral understandings, e-mail communications, or courses of conduct (including reliance and changes of position).

Company:	Transatlantic Petroleum Ltd., a Bermuda corporation
Buyer and Guarantee:

A wholly-owned subsidiary (“Buyer”) of an entity to-be formed by the Preferred Shareholder Group.  A creditworthy counterparty reasonably acceptable to Company shall guarantee the payment (not performance) obligations of Buyer.

Non-Participant Preferred Shareholders

The Preferred Shareholder Group has extended an invitation to the Non-Participant Preferred Shareholders to participate in the Acquisition in an amount equal to their pro rata percentage of total outstanding Series A Preferred Shares of the Company and is currently in discussions with the Non-Participant Preferred Shareholders regarding same.  If a Non-Participant Preferred Shareholder elects to the participate in the Acquisition, such Non-Participant Preferred Shareholder shall become part of the Preferred Shareholder Group and shall participate in the Acquisition on the same terms as the Preferred Shareholder Group, and Company will consent to such participation.

Purchase Price:

The Buyer shall pay the shareholders of the Company a purchase price of $6,850,000.00 (the “Purchase Price”).  The Purchase Price is a lump-sum price for one-hundred percent (100%) of the outstanding Company common shares (Company common shares that owned by members of the Preferred Shareholder Group will receive their pro rata portion of the Purchase Price).  The Purchase Price assumes that none of the shares of the Company’s 12.0% Series A Convertible Redeemable Preferred Shares (“Series A Shares”) will be converted into common shares prior to closing and Series A Shares shall not receive any portion of the Purchase Price.

16803 DALLAS PARKWAY   |   ADDISON, TX 75001   |   P.O. BOX 1989   |  972.590.9900

Form of Consideration / Subject to Dilution

The Purchase Price will be paid in full, in cash at closing.  No portion of the Purchase Price will be subject to a holdback or escrow.  Because the Purchase Price is a lump-sum consideration to be paid to holders of outstanding Company common shares, the per-share consideration is subject to dilution by any issuances by the Company of Paid-In-Kind dividends on account of Series A Shares prior to closing.

Structure of Acquisition

It is anticipated that a subsidiary of Buyer and Company will enter into a Merger Agreement; provided, however, the definitive form of the transaction, including its structure as a merger, will be determined by the parties in consultation with both parties’ tax, regulatory and business advisors.

Representations and Warranties; No Indemnification:

The parties will agree to representations and warranties that are customary for transactions of this nature.  The representations and warranties shall not survive the closing, and the Transaction Documents will not contain any indemnification provisions.

Closing Date:	No later than October 1, 2020 (the “Closing”).

Interim Operating Covenants:

During the period between execution of the Transaction Documents and closing:

(i)  Company shall continue to operate in its normal business course, consistent with past practices, through Closing; and

(ii)  Company shall provide Buyer with monthly financial statements through closing.

Conditions to Closing:	The Acquisition will be conditioned upon appropriate conditions precedent including, without limitation, the following:

(i) receipt of any governmental and regulatory approvals and any material consents from third parties necessary to consummate the transaction;

16803 DALLAS PARKWAY   |   ADDISON, TX 75001   |   P.O. BOX 1989   |  972.590.9900

(ii)  absence of any pending law, order or injunction prohibiting the consummation of the Acquisition;

(iii)  no material adverse change in the business, operation, performance (financial or otherwise) or prospects of Company (including no material adverse change arising directly or indirectly from any general political, economic, business, labor or regulatory conditions in Turkey and no material adverse change in currency exchange rates or controls between the United States dollar and the Turkish lira; provided, however, that changes that do not disproportionately impact the Company as compared to other companies operating in the oil and gas industry within Turkey shall not be taken into account in determining whether a material adverse change has occurred); and

(iv)  prior to closing, Company shall have paid all expenses and fees to be borne by Company pursuant to the Transaction Documents relating to the proposed transaction; and

(v)  approval of the transaction by the shareholders of Company.

If all closing conditions listed above are satisfied and Buyer fails to close, Buyer shall reimburse Company for its out-of-pocket fees and expenses incurred in connection with the Acquisition, up to a maximum reimbursement of $350,000.

Governing Law:

The Transaction Documents will be governed by Texas law and venued in a federal court located in Dallas, Texas.  The Transaction Documents will provide that any matters of corporate law will be governed by Bermuda law.

16803 DALLAS PARKWAY   |   ADDISON, TX 75001   |   P.O. BOX 1989   |  972.590.9900